Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, AUGUST 7, 2025

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on Thursday, August 7, 2025, at 4:00 p.m. Israel time, at the Company's offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.
To approve the renewal of an updated version of the Compensation Policy for a period of three years, commencing on the date of approval by the shareholders in the Meeting, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

2.
Subject to the approval of Proposal 1, to approve the grant of non-listed options to acquire 100,000 ordinary shares to each of Mr. Zwi Williger and Mr. Joseph Williger, controlling shareholders of the Company.

3.
To approve the re-election of Mr. Zwi Williger, Mr. Joseph Williger, and Mr. Shlomo Gold as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law.

4.	To approve the appointment of BDO Ziv Haft as the Company’s independent accounting firm until the next Annual General Meeting of the Company’s shareholders.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2024, together with the report of the auditors thereon and the report of the Board for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors, in accordance with the provisions of Section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until Wednesday July 9, 2025. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Tuesday, July 1, 2025 (the “Record Date”), are entitled to participate and vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her on each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date, and sign the enclosed proxy form and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than August 5, 2025, at 4:00 p.m., Israel time), to the Company’s offices or to the offices of the Company’s transfer agent, Equiniti Trust Company LLC. No postage is required if mailed in the United States. The return of a proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote on their behalf. To do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than Tuesday, August 5, 2025 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company's offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on Israeli business days (Sundays to Thursdays) between 9:00 a.m. and 5:00 p.m. Israel time, following prior coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors

Zwi Williger
Chairman of the Board of Directors
Dated: Yavne, Israel
July 2, 2025

G. WILLI-FOOD INTERNATIONAL LTD.

 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel

PROXY STATEMENT

This proxy statement is furnished to the Company’s shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on Thursday, August 7, 2025 at 4:00 p.m. Israel time at the Company’s offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel (the “Company Offices”), and at any adjournment or postponement thereof. This proxy statement and the proxies solicited hereby will be sent or delivered to shareholders on or about Thursday, July 10, 2025.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All ordinary shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received at the Company Offices or at the offices of the Company’s transfer agent, Equiniti Trust Company  LLC, at least 48 hours prior to the Meeting (i.e., no later than Tuesday, August 5, 2025 at 4:00 p.m. Israel Time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the shareholder executing or revoking a proxy does so under a power of attorney or other authorization, including an authorization by a corporation’s board of directors or shareholders, they must send the Company the original or a duly certified copy of such power of attorney or authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy (provided that such later proxy is received within the above-referenced time period), or by submitting a written notice of revocation to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, at the Company Offices prior to the Meeting.

If the proxy is properly signed by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein, as recommended by the Board.

The presence in person or by proxy of two or more shareholders representing no less than twenty-five percent (25%) of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum enabling the Meeting to be conducted. According to the Company’s Articles of Association, if a quorum is not present within half an hour of the time scheduled for the commencement of the Meeting, the Meeting shall be automatically adjourned to one week thereafter at the same time and place, or to a time and place as the Board shall determine by notice to the shareholders (the “Adjourned Meeting”). If a quorum is not present within half an hour of the time scheduled for the Adjourned Meeting, it shall be held as planned with the participation of any number of shareholders holding any number of voting rights.

Proxies will be solicited primarily by mail; however, officers, directors, employees, and agents of the Company, none of whom will receive additional compensation, may solicit proxies by telephone, fax, or other forms of contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries, and other custodians holding Ordinary Shares (in their names or for other shareholders) who ask to receive proxy materials and obtain proxies for the beneficial owners of Ordinary Shares. The Company will bear the cost of such solicitations, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The approval of the revised Compensation Policy (proposal 1 above) require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no a personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of the grant of options to the controlling shareholders (proposal 2 above) requires the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

For purposes of Proposal 1, a “controlling shareholder” is any shareholder who has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

According to the Israeli Companies Law, a “personal interest” of any shareholder in an act or transaction of a company includes a personal interest of any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least five percent (5%) of the shares or holds at least five percent (5%) of the voting rights, or has the right to appoint a director or the CEO. This includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and excludes an interest arising solely from the ownership of the Company’s ordinary shares.

Please note that each shareholder is required to indicate on the proxy card or voting instruction form whether or not he/she is a controlling shareholder of the Company and/or has a personal interest, as the case may be, in the approval of Proposals 1 and 2 regardless whether he/she votes for or against these proposals. If a shareholder fails to notify the Company as to whether or not he/she is a controlling shareholder of the Company with respect to Proposal 1 or has a personal interest in the approval of Proposals 1 and 2, his/her vote will not be counted with respect to the proposal(s) for which he/she failed to provide notification.

The approval of the re-election of Messrs. Zwi Williger, Joseph Williger, and Shlomo Gold as directors of the Company and the appointment of BDO Ziv Haft as the Company's independent accounting firm (Proposals 3 and 4 above) is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

The Company’s audited financial statements for the year ended December 31, 2024, are presented at the Meeting for discussion only.

Only shareholders of record at the close of business on Tuesday, July 1, 2025 (the “Record Date”), are entitled to vote at the Meeting. At the close of business on the Record Date, 13,882,326 Ordinary Shares were outstanding and eligible for voting at the Meeting. Subject to the voting restrictions described above, each shareholder of record is entitled to one vote for each Ordinary Share held by him or her on each matter on the Meeting’s agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company Offices on Israeli business days (Sundays to Thursdays) between 9:00 a.m. and 5:00 p.m. Israel time, following prior coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

If a shareholder wishes to state his or her position with respect to any of the matters described in this proxy statement, in addition to any right he may have under applicable law, he may state such position pursuant to the regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company Offices not later than  Monday, July 28, 2025; the Board shall respond to such notice no later than Thursday, August 2, 2025.

PROPOSAL NO. 1

APPROVAL OF THE RENEWAL OF AN UPDATE VERSION OF THE COMPENSATION
POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS

On February 27, 2025, the General Meeting of Shareholders approved the current compensation policy. The Company’s current compensation policy may be found on Appendix A at the following link: https://www.sec.gov/Archives/edgar/data/1030997/000117891325000198/exhibit_99-1.htm (the “Current Compensation Policy”).

The Current Compensation Policy does not grant any rights to the Company officers (who, according to the Companies Law, include the members of the Board of Directors), but rather establishes a framework for compensation. The actual compensation received by each officer is that specifically approved by the Company organs.

The proposed renewed Compensation Policy, attached hereto as Appendix A, is being presented to shareholders for their consideration (the “Renewed Compensation Policy”) and is marked to show changes from the Current Compensation Policy. The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the  Renewed Compensation Policy.  If approved by the shareholders, the Renewed Compensation Policy, which will become effective for a term of three years commencing on the date of approval by the shareholders at the Meeting

Below is a description of one change made to the Current Compensation Policy in the Renewed Compensation Policy (capitalized terms are defined in the Compensation Policy):

Revised Compensation Policy:

The following sentence (section 8 to the Current Compensation Policy - Equity Based Components) was removed from the Current Compensation Policy regarding the cap of the annual compensation of the Chairman or Co-Chairman of the board and the CEO of the Company:

“The Maximum Annual Value1 and the Annual Bonus will not exceed the amount of NIS 2,400,000 (USD 679.89 thousand).”

No further changes were made to the Current Compensation Policy in the Renewed Compensation Policy.

The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, determined to make this change in light of the fact that the Current Compensation Policy already includes separate and clearly defined limitations for each of the maximum annual value of equity compensation and the annual bonus individually. Therefore, the Company’s Compensation Committee and Board of Directors determined that the inclusion of an additional aggregate cap would unnecessarily restrict the Company’s flexibility in structuring appropriate compensation packages.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the Renewed Compensation Policy of the Company, in the form attached as Appendix A to the Proxy Statement, for a period of three years commencing on the date of approval by the shareholders at the Meeting.”

Approval of this Proposal No. 1 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the matter (the counting of the total votes of such shareholders shall not take abstentions into account); or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 1.

1 The total value of Equity Based Components divided equally by the vesting periods.

PROPOSAL NO. 2

SUBJECT TO THE APPROVAL OF PROPOSAL 1, THE GRANT OF NON-LISTED
OPTIONS TO ACQUIRE 100,000 ORDINARY SHARES TO EACH OF MR. ZWI WILLIGER
AND MR. JOSEPH WILLIGER, CONTROLLING SHAREHOLDERS OF THE COMPANY

Background

On May 29, 2025, the Company's Board of Directors approved, after receiving the recommendation of the Compensation Committee, the grant of non-listed options (the “Options) to acquire 100,000 ordinary shares to each of Mr. Zwi Williger and Mr. Joseph Williger, controlling shareholders of the Company (the “Optionees).

The names of the Optionees and the quantity of Options allocated to them are as follows:

Optionees’s Name	Number of Options	Estimated Fair Value of the Options (NIS)
Zwi Williger	100,000	1,600,000
Joseph Williger	100,000	1,600,000
Total	200,000	3,200,000

Term of Options

a.
The exercise price of each Option shall be NIS 54.95 per share (the "Exercise Price") based on the average price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days preceding the date of the Company’s Board of Directors’ approval.

b.
The vesting period of the Options shall be three (3) years, with one-third of the total number of granted Options vesting at the end of each year (3-year vesting), starting from the date of grant (May 29, 2025).

c.	The exercise period shall be up to two (2) years from the vesting date of each tranche.

d.
The actual number of shares to be issued to the  Optionees upon exercise of the Options may differ from the amount stated above, as the  Optionees may choose to exercise all or part of the Options using a cashless method. In such a case, the  Optionees shall be issued only the number of shares reflecting the monetary benefit embedded in the exercised options (reflecting the difference between the exercise price and the market price at the time of exercises), rather than the entire number of shares that are issuable upon exercise of the Options.

e.
The Options shall be subject to adjustments for the distribution of bonus shares, rights offerings, dividend distributions (including cash distributions), stock splits or consolidations, and adjustments due to structural changes. In the case of one or more cash distributions to Company shareholders between the date of grant of the Options until the exercise thereof, the Exercise Price of the Options shall be reduced by an amount equal to the aggregate gross dividend(s) paid per share.

f.
In the event of termination of employment or engagement of each Optionee with the Company for any reason (except as specified below), such Optionee shall be entitled to exercise only those Options that have vested as of the date of termination. Options that have not vested as of the termination date shall expire, be null and void, and shall not confer any rights to the holder.

g.
Each Optionee may exercise the vested Options, as stated above, within 60 days from the date of termination or until the expiration date of the said Options, whichever occurs first, except under circumstances specified in the option plan, in which case the Options shall immediately expire upon termination, regardless of whether they were vested or not.

Required Approvals or Conditions for the grant of the Options to the Optionees

h.	The Audit Committee (acting as Compensation Committee) and the Board of Directors of the Company approved the proposed allocation in their meetings held on May 29, 2025.

i.	The proposed allocation of Options requires the approval of the Meeting convened by this report and the approval of Proposal 1 of the Meeting.

Reason for granting the Options

The granting of the Options to the Optionees helps align their interests with those of the other shareholders of the Company, ensuring that the Optionees are motivated to increase the Company's value and improve overall performance.

The Optionees are pivotal to the Company’s strategic direction and decision-making. The allocation of the Options is intended to help retain their involvement and motivate them to continue contributing their expertise and leadership for the Company's benefit.

Percentage of the granted Options

Assuming the full exercise of all Options, the exercise shares will constitute approximately 1.42% of the capital and voting rights in the Company (undiluted) and approximately 1.41% of the capital and voting rights in the Company on a fully diluted basis.

The grant of Options is consistent with the Company’s Renewed Compensation Policy, as detailed in Proposal 1.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve, subject to the approval of Proposal 1, the grant of 100,000 non-listed Options to each of Mr. Zwi Williger and Mr. Joseph Williger, controlling shareholders of the company"

Approval of this Proposal No. 2 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes cast against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 2.

PROPOSAL NO. 3

RE-ELECTION OF DIRECTORS

The Board proposes that the following nominees, all of whom are incumbent Directors, be re-elected as directors to serve in such office until the next Annual General Meeting of shareholders or until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Joseph Williger, and (iii) Mr. Shlomo Gold, who is an Independent Director according to the Companies Law (together, the “Nominees”). The Nominees are to serve together with the External Directors of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board be voted for the election of the Nominees.

The following information regarding each nominee is based upon the records of the Company and information furnished to it by the nominees.

Zwi Williger, 70, has been serving as active Chairman of the Board and as Chairman of the board of Willi Food Investments since August 17, 2017, and June 12, 2017, respectively. Mr.  Zwi Williger has also served as a director of BSD since May 2017. In addition, from January 1994 until January 2016, he served as active Chairman of the Board and as director and CEO of Willi Food Investments. Prior to that, from the inception of the Company in 1994 until 1997, Mr. Williger served as the Company’s director and Manager of Marketing Development. In addition, Mr. Zwi Williger served as the Company’s Chief Operating Officer from 1997 until 2011. Mr. Williger attended the Business Administration School of Fresno University in California and an Advanced Management Course at Harvard University.

Joseph Williger, 68, has been serving as CEO of the Company and as director of Willi Food Investments since March 14, 2023, and June 12, 2017, respectively. He has also served as Chairman of the Board of BSD since May 2017. From January 1994 until September 2011, he served as the Company’s Chief Executive Officer, and thereafter, from September 2011 until January 2016, served as President of the Company. Mr. Joseph Williger has also served as director of the Company between January 1994 and January 2016 and as Chairman of the Company's subsidiaries, WFD and Gold Frost Ltd., between 1996 and 2001 and January 2016, respectively. Mr. Joseph Williger attended Business Administration studies at California State University, Northridge, Los Angeles, and Business Administration studies at Bar Ilan University, Israel.

Shlomo Gold, 66, has been serving as an Independent Director of the Company since November 14, 2024, and is a self-employed manager at S. Neta Investments LTD. He has been involved in the development of real estate projects in Poland and has acted as a business and operational manager for construction project development and revenue-generating properties in several European countries. Mr. Gold served as CEO of New Horizon Group LTD., a public company traded on the Tel Aviv Stock Exchange involved in initiating real estate projects in Europe and the United States. Mr. Gold earned his Bachelor of Arts (BA) in Statistics and Social Science from Haifa University.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Messrs. Zwi Williger, Joseph Williger and Shlomo Gold be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this Resolution.

The Board of Directors recommends a vote FOR Proposal No. 3.

PROPOSAL NO. 4

REAPPOINTMENT OF INDEPENDENT ACCOUNTING FIRM

At the Meeting, the shareholders will be asked to approve the reappointment of BDO Ziv Haft (the current independent auditor since 2018) as the Company’s independent auditor until the next Annual General Meeting of the Company's shareholders.

In accordance with the Company’s Articles of Association, the Board has the authority to determine the fees paid to the independent auditor.

For additional information about the fees paid to BDO Ziv Haft for the year 2024 please see Item 16C. “Principal Accountant Fees and Services”, in the Company’s Form 20-F for the year 2024.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the reappointment of BDO Ziv Haft as the Company’s independent accounting firm until the next Annual General Meeting of the Company's shareholders.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Resolution.

The Audit Committee and Board recommend that the shareholders vote FOR Proposal No. 4.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2024, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between 9:00 a.m. and 5:00 p.m. at the Company Offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

 A copy of the Company’s financial statements for the year ended on December 31, 2024, together with the report of the auditors thereon, is available upon written request to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: July 2, 2025

By Order of the Board Zwi Williger, Chairman of the Board of Directors

Appendix A

Compensation Policy

G. Willi-Food International Ltd.
(the "Company")

Compensation Policy for Company's Officers and Directors
(the "Compensation Policy")

1.	Introduction

1.1
The objective of this document is to define and describe the Compensation Policy for the Company's officers, including members of the Board of Directors (the "Board"), as required pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law").

1.2
It is emphasized that this Compensation Policy does not grant rights to the Company's officers, and the adoption of this Compensation Policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the Compensation Policy, and does not amend existing agreements. The compensation components that each officer will be entitled to receive will be only those that are specifically approved for the officer by the Company's authorized organs, subject to the provisions of any applicable law.

1.3
If an officer should receive compensation that is less than the compensation provided in this Compensation Policy, it will not be considered as a deviation or exception from this Compensation Policy, and such officer's terms of compensation will not require the approval of the Company's shareholders.

1.4
The Company may elect to appoint an additional Chairman in addition to the position of the current Chairman. In such event, unless specified otherwise in this Compensation Policy, the maximum monthly Base Salary and the maximum Bonus for each of the co-Chairmen, will not exceed the maximum amounts indicated in this Compensation Policy, for the position of Chairman of the Board. In case of a co-Chairman with a less than 100% full time position, the applicable maximum monthly Base Salary and the maximum Bonus, will be calculated on a proportionate basis.

1.5
In the event the controlling shareholder will be appointed to the position of co-Chairman, CEO or an officer of the Company, his or her compensation will be subject to specific approval by the Company's shareholders in accordance with Israeli law.

1.6
The convenience translation of New Israeli Shekels (NIS) into U.S. Dollars was made based on the exchange rate of January 22, 2025, at which USD 1.00 equaled NIS 3.53. The USD denominated data is provided solely for convenience purposes, whereby only the NIS denominated figures are binding.

2.	The Objectives of the Compensation Policy The purpose of the proposed Compensation Policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

2.1
Creating a reasonable and appropriate set of incentives for the Company's officers while taking into consideration, inter alia, the Company's characteristics, business activity, risk management policy and work relations.

2.2
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who, in turn, will be able to contribute to the Company and maximize its profits in the long term.

2.3
Emphasizing performance based on compensation, and tying the officers to the Company and its performance, by matching the officers' compensation to their contribution to achieving the Company's goals and maximizing its profits, from a long-term point of view and according to their position.

2.4	Creating a proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

2.5	Creating a more suitable balance between the different positions in the Company's current management mechanism.

2.6
The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio, according to Israeli standards, between the fixed compensation and the variable compensation, so as to create a performance based compensation system that promotes the Company's goals, and corresponds with its risk management policy.

3.	Parameters for Examining the Compensation Policy The general parameters that will be considered when examining the compensation terms of each of the Company's officers, are as follows:

3.1	The officer's education, skills, expertise, professional experience and achievements.

3.2	The officer's position, the level of responsibility and previous employment agreements that were signed between the Company and the officer.

3.3	The officer's contribution to the Company's performance, profits and stability.

3.4	The level of responsibility borne by the officer due to his or her position in the Company.

3.5	The need of the Company to retain the officer in view of the officer's special skills, knowledge and expertise.

3.6	The existing compensation terms of the other Company's officers.

3.7
Either of the compensation committee and the Board may (without the obligation to do so) examine, for indication purposes, the compensation terms, which are accepted in the market and relevant industry for officers in similar positions and in similar companies.

4.	Fixed Components

4.1
The gross salary (or management fees, if applicable) (excluding all benefits detailed in Article 5 below) (the "Base Salary") is intended to compensate the officer for his or her time and resources, that he or she invests in performing his or her position in the Company and for performing the ongoing duties required by his or her position.

4.2	A Base Salary may be linked to the Israeli Consumer Price index or any other applicable index or linkage mechanism.

4.3	In case of an officer with a less than 100% full time position, the applicable cap of the Base Salary will be calculated on a proportionate basis.

4.4	The monthly Base Salary of the Company's officers (excluding any linkage mechanism) will be subject to the following caps:

Position	Maximum Cost of Fixed Components (excluding transportation or a Company car benefit)
Chairman of the Board	NIS 120 thousand (USD 33.99 thousand)
CEO	NIS 120 thousand (USD 33.99 thousand)
Other officers who are not directors	NIS 85 thousand (USD 24.08 thousand)

5.	Benefits

5.1	The Company's officers will be entitled to mandatory social benefits as provided under law.

5.2
In addition, each officer's compensation package may include additional benefits, such as transportation or a Company car (including grossing up the related tax), customary pension plan, customary executive insurance, health insurance, life insurance, communication & media, Israeli education fund, etc.

5.3	The officers (including contract workers) may be entitled to benefits and discounts, including employee benefit cards and other promotions and discounts regarding Company's products.

5.4	In addition to the related benefits, the officers may be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a mobile phone, food and lodging).

6.	Cash Incentives ("Bonus")

6.1
The Company is permitted to grant an annual bonus to the officers as part of their compensation package, determined according to measurable quantitative criteria (the "Measurable Bonus") and qualitative criteria (the "Discretionary Bonus" and together: the "Annual Bonus", respectively).

Annual Bonus:

The Annual Bonus will not exceed the following caps:

Position	Maximum Annual Bonus
Chairman of the Board	NIS 2.4 million (USD 679.89 thousand)
CEO	NIS 2.4 million (USD 679.89 thousand)
Other officers	NIS 600,000 (USD 169.97 thousand)

6.2	Measurable Bonus:

6.2.1
Precondition for Payment of Measurable Bonus

None of the Company's officers will be paid a Measurable Bonus (as set, or any part thereof, if the Company's actual annual operating profit before Bonuses is less than NIS 15 million (the "Minimum Profit").

6.3
The Measurable Bonus Mechanism

Payment of the Measurable Bonus to each of the Company's officers will be subject to the generation by the Company of actual annual operating profit before bonuses of at least NIS 15 million (the "Minimum Profit"), in which case the following Measurable Bonuses will apply (subject to the Annual Bonus caps provided in section 6.1 above):

•
for the initial NIS 10 million of either (i) actual operating profit before Bonuses or (ii) profit before tax before Bonuses (either, the "Profit Before Bonuses"), as shall be determined separately for each of the Company's officers, a Bonus of up to 2% of the Profit Before Bonuses.

•	If The Profit Before Bonuses exceeds NIS 10 million and up to and including NIS 15 million, a Bonus of up to 3% of the Profit Before Bonuses.

•	If The Profit Before Bonuses exceeds NIS 15 million and up to and including NIS 20 million, a Bonus of up to 4% of the Profit Before Bonuses.

•	If The Profit Before Bonuses exceeding NIS 20 million, a Bonus of up to 5.5% of the Profit Before Bonuses.

6.3.1	The compensation committee and the Board may elect to amend the Minimum Profit Target.

6.3.2
Individual Measurable Targets

In addition to the Measurable Bonus (as set forth in sections 6.2.1 above), and subject to the caps mentioned in section 6.1 above, the Company will be permitted to pay any officer (excluding the controlling shareholders) additional bonus according to an individual measurable targets that will be defined each year. The amount of the individual annual Bonus to these officers (under this section) will not exceed three (3) applicable Base Salaries. The Minimum Profit, as defined in section 6.2.1 above, shall not apply for individual annual bonuses under this section.

6.4	Discretionary Bonus

6.4.1
Each of the Company's officers (excluding the controlling shareholders) may be entitled to an annual Discretionary Bonus to be determined by the compensation committee, while taking into consideration the officer's performance in that year.

6.4.2	Discretionary Bonus Cap

The annual Discretionary Bonus will not exceed the following caps:

Position	Maximum Annual Discretionary Bonus (in respective Base Salaries)
CEO	Three (3) Base Salaries
Other officers	Three (3) Base Salaries

In any case, the Measurable Bonus and the Discretionary Bonus shall not exceed the Annual Bonus caps detailed in section 6.1 above.

6.4.3	Subject to section 1.5 above, Discretionary Bonus to the CEO and other officers will be approved by the compensation committee.

6.4.4	Discretionary Bonus will be subjected to the Annual Bonus Cap (as detailed in Article 6. 1 above).

6.5
Partial Entitlement for an Annual Bonus

An officer who has worked less than one (1) full calendar year (other than in cases of dismissal under circumstances justifying the non-payment of severance pay), will be entitled to a proportionate Annual Bonus according to such officer's period of employment in the Company, insofar as such officer is otherwise entitled to an Annual Bonus.

7.	Claw-back

7.1
An officer will be required to return to the Company any surplus amounts that he or she was paid on the basis of information that was found to be incorrect, and was restated in the Company's financial statements over a three years period following the date of approving the Annual Bonus. It is clarified that any restatement due to a change in accounting policy or first time adoption of an accounting policy will not result in the Company demanding from any officer to return amounts previously paid. The above does not derogate from any mandatory claw-back requirements pursuant to any applicable law and regulations.

7.2
The compensation committee and Board are authorized, subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

8.	Equity Based Components

8.1
The Company reserves the right to grant its officers, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares, share appreciation rights or other shares based awards (the "Equity Based Components"), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

The amount of equity based compensation granted via restricted share units and restricted shares, will not exceed the amount of 25% of the equity based compensation or the Maximum Annual Value equal to the cost of three (3) Base Salaries of the officer to which the equity based compensation was granted.

8.2	Equity Based Components may consist of a combination of any type of equity.

8.3
All Equity Based Components will be subject to a gradual vesting period, which will not be shorter than three (3) years from the grant date. The Board may determine a mechanism of acceleration of vesting:

-	A full acceleration will be permitted in the event of death, disability, medical reasons or a change in control of the Company followed by the delisting of the Company's shares.

-
An acceleration of the next unvested period will be permitted in the event of change in control of the Company following a resignation or termination of employment of the officer (except in the case of Termination for Cause).

"Termination for Cause" means a termination of the employment of an officer following one or more of the following: embezzlement; theft; criminal offence; act involving moral turpitude; severe disciplinary breach; breach of fiduciary duties; other fundamental breach of the officer's employment agreement; or any other event which under applicable law enables terminating an employee's employment and entirely or partially denying severance payments or prior notice redemption.

8.4	At the discretion of the Board, any Equity Based Component may also be subject to performance criteria.

8.5
When stock options are granted, the exercise price of the option will not be less than the average closing price of the Company's shares during the 30 trading days immediately preceding the date of the Board's first approval of the relevant grant.

8.6
The maximum amount of all Equity Based Components granted during the term of this Compensation Policy (and taking into consideration any cashless exercise mechanism, if applicable), will not exceed ten percent (10%) of the Company's issued and outstanding share capital.

8.7	Equity Based Components will expire, if not previously exercised, after period not to exceed ten (10) years after their grant date.

8.8
On the date of each grant, the book value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements, will not exceed the following caps:

Position	Maximum Annual Value(*)
Chairman of the Board ~~(**)~~	NIS 840,000 (USD 237.96 thousand)
CEO ~~(**)~~	NIS 840,000 (USD 237.96 thousand)
Other officers who are not directors	NIS 204,000 (USD 57.79 thousand)

(*) The total value of Equity Based Components divided equally by the vesting periods.

~~(**) The Maximum Annual Value and the Annual Bonus will not exceed the amount of NIS 2,400,000 (USD 679.89 thousand).~~

9.	Advance Notice and Retirement Terms

9.1	Advance Notice

9.1.1	The advance notice period will not exceed the following caps:

Position	Maximum Advance Notice Terms following a resignation of the officer	Maximum Advance Notice Terms following the dismissal of an officer
Chairman of the Board	four (4) months	four (4) months (*)
CEO		four (4) months
Other officers who are not directors		three (3) months

(*) In case the Chairman serves under one (1) year – the maximum advance notice will be four (4) months.

9.1.2
The Company may require an officer to continue providing services to the Company during the advance notice period. Notwithstanding the foregoing, the Company may redeem and pay in advance such advance notice period, in which case the officer will only be entitled to Base Salary and applicable benefits (as detailed in Article 5 above) with respect to such redeemed advance notice period (but for the avoidance of doubt, no Bonus with respect to such period).

9.2
Retirement Grants

With respect to each officer, the Company's Board and compensation committee may approve (either in advance or during his or her employment period) a retirement grant, provided such officer was employed by the Company for at least one (1) year, and provided such officer's termination of employment was not under circumstances justifying the non-payment of severance pay, and subject to the following caps:

Position	Maximum Retirement Grants Terms following a resignation of the officer	Maximum Retirement Grants Terms following the dismissal of the officer
Chairman of the Board	four (4) months	six (6) months
CEO	three (3) months	three (3) months
Other officers who are not directors	two (2) months	two (2) months

10.	Ratios

10.1
Ratio between the Officers' Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company's officers, one of the aspects that will be examined is the ratio between the terms of service of each of the Company's officers and the average and median cost of employment of the Company's employees (including contract workers) while taking into consideration the officer's position, seniority, level of responsibility and the number of the Company's employees. In the course of preparing this Compensation Policy, the compensation committee and the Board reviewed the following ratio between the maximum compensation terms of officers under this Policy (excluding Equity Based Components) and the actual average and median cost of employment of the Company's employees (including the Company's subsidiaries) as of the date of approval of this Compensation Policy:

Position	According to the average employment cost of the Company's other employees (*)	According to the median employment cost of the Company's other employees (*)
Chairman of the Board	24	25
CEO	24	25
Other officers	10	10

The compensation committee and the Board decided that these ratios are reasonable and will not have a negative effect on work relations in the Company.

(*) The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy (excluding Equity Based Components), and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

10.2
Ratio between the Fixed Compensation Components and the Variable Components

The desirable ratio between the variable components and the fixed component (including Benefits as detailed in section 5 above) will not exceed the following:

Position	Desirable Ratio
Chairman of the Board	125%
CEO	125%
Other officers	50%

11.
Directors' Remuneration

The Company may reward the members of the Board with an annual fees and participation fees, which shall not exceed the "maximum amount" as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760-2000 (the "Compensation Regulations"), and in accordance with the level of equity of the Company as defined in the Compensation Regulations (as amended from time to time).

12.	Insurance, Exemption and Indemnification of Officers

12.1	Insurance of directors and officers

12.1.1	The directors and officers will be covered by a directors' and officers' liability insurance policy, which may include including "Run Off" and "Claims Made" coverage.

12.1.2	The amount of the maximum insurance coverage purchased during the first year under this Compensation Policy will not exceed USD 15 million.

12.1.3
After the first year under this Compensation Policy, the Company may renew or purchase additional insurance, with an insurance coverage and insurance fee not to exceed by more than fifty percent (50%) the coverage under the previous year's insurance.

12.1.4
The directors' and officers' liability insurance will also cover the Company's CEO and officers (including directors) who are the controlling shareholder, provided that their insurance terms are identical to those of the other officers, will be in market condition and will not materially affect the Company's profitability, assets or liabilities.

12.2	Exemption and Indemnification

12.2.1	The Company may provide exemption letters and indemnification letters to its officers, in a form to be approved from time to time by the authorized organs of the Company.

12.2.2
The overall amount of the indemnification to all of the officers will not exceed a percentage of the Company's equity, as specified in the Company's articles (25% on the date of approval of this Compensation Policy), according to the most recent financial statements issued before the actual date of paying the indemnification.

13.	Miscellaneous

13.1
The Company's Board, after receiving the recommendations of the compensation committee, may reduce any variable component at its discretion, as well as a cap on the exercise value of Equity Based Components not payable in cash.

13.2	The Board may elect to make adjustments to any approved Profit Target following major acquisitions, divesture, organizational changes or material change in the business environment.

13.3
The Company's compensation committee shall be entitled to approve non-material changes in the terms of office and employment of the CEO his subordinate officers, without seeking the approval of the Board, as long as the change does not lead to an increase above the salary cap set in this Compensation Policy (even if that change, in itself, is non-material).

For this purpose, non-material changes are deemed as changes not to exceed the following (compared to the original terms approved by the compensation committee and Board):

(a)	up to 15% accumulative increase of the monthly base salary for a period of three (3) years, provided that the employment terms are in accordance with the terms of the Compensation Policy;

(b)	Discretionary Bonus up to three (3) applicable Base Salaries.